

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co
Mespil Business Centre, Mespil House, Sussex Road,
Dublin 4, Ireland

> **Re: SMX (Security Matters) Public Ltd Co**
> **Draft Registration Statement on Form F-1**
> **Submitted May 9, 2023**
> **CIK No. 0001940674**

Dear Haggai Alon:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen Fox